EXHIBIT 4.10

(ENGLISH TRANSLATION – For informational purposes only)

THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

AMENDMENT AND EXTENSION AGREEMENT TO THE COMPREHENSIVE MANAGEMENT AGREEMENT

In Montevideo, on November 8, 2021, the following parties appear: ON THE ONE HAND: The State – Executive Branch – Ministry of National Defense (hereinafter, the “MDN”), with registered address at Av. 8 de Octubre 2628, Montevideo, represented by the Minister of National Defense, Mr. Javier García; and ON THE OTHER HAND: PUERTA DEL SUR S.A. (hereinafter, the “Concessionaire”), Tax ID (RUT) No. [***], with registered address at [***], represented in this act by Messrs. Diego Arrasa (National ID No. [***]) and Martín Radesca (National ID No. [***]), in their capacity as attorneys-in-fact, who agree to the following extension and amendment of the Comprehensive Management Agreement (hereinafter, the “Amendment”).

FIRST: Background

1) On February 6, 2003, the MDN and the Concessionaire entered into the “Comprehensive Management Agreement” pursuant to Articles 21 to 23 of Law No. 17,555, dated September 18, 2002, and Decree No. 376/002, dated September 28, 2002, as amended and supplemented, the purpose of which is the administration, exploitation, operation, construction and maintenance of the Carrasco International Airport “Brig. Gral. Cesáreo L. Berisso” (SUMU) (hereinafter, the “AIC”), for a term of twenty (20) years as from the Taking of Possession by the Concessionaire, which took place on November 21, 2003.

II) By Resolution of the Executive Branch No. 284/005, dated February 25, 2005, the amendment of the Comprehensive Management Agreement was authorized with respect to the extension of runway 06-24 to 3,200 meters, the extension of the deadline for the construction of Taxiway B in parallel, as well as the relocation of the Cargo Terminal.

III) By Decree No. 229/014, dated August 6, 2014, the term of the Comprehensive Management Agreement was extended until November 20, 2033, establishing the obligation of the Concessionaire to make additional investments.

IV) By Law No. 19,925, dated December 18, 2020 (“Law 19,925”), the National System of International Airports (“SINAI”) was created, and it was declared that the operation of airport services is a priority objective for the development of the country.

V) By Law 19,925, the Executive Branch was empowered to designate the airports that would comprise SINAI. By Decree No. 108/021, dated April 9, 2021 (“SINAI Decree”), the Executive Branch established that the airports comprising the SINAI would be the AIC, the “Laguna del Sauce International Airport ‘CIC Carlos A. Curbelo’” (SULS), the Rivera International Airport “Pte. Gral. (PAM) Oscar D. Gestido” (SURV), the Salto International Airport “Nueva Hespérides” (SUSO), the Carmelo International Airport “Balneario Zagarzazú” (SUCM), the Durazno International Airport “Santa Bernardina” (SUDU), the Melo International Airport (SUMO) and the Paysandú International Airport “Brig. Gral. (Av.) Tydeo Larre Borges” (SUPU), without prejudice to the authority of the Executive Branch to include other airports in the SINAI when circumstances so justify.

VI) With the exception of AIC and SULS, the remaining airports currently included in the SINAI are administered, operated and maintained by the National Directorate of Civil Aviation and Aeronautical Infrastructure (“DINACIA”).

VII) The Interior Airports (as defined below) require economic investments to be adapted in order to comply with the international certification standards required by the applicable regulations (Latin American Aeronautical Regulation “LAR 139”), especially the methods and recommended practices of the International Civil Aviation Organization incorporated into domestic law.

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VIII) In view of the foregoing, the Concessionaire proposed to the MDN to assume responsibility for providing the services necessary for the implementation of the SINAI and to make investments in the amount of USD 67,000,000, thereby extending the scope and term of the Comprehensive Management Agreement for such purposes.

IX) The committees formed within the Ministry of Economy and Finance and the MDN issued favorable opinions regarding the proposal submitted by the Concessionaire, considering that its acceptance would allow for the adequate fulfillment of the purposes pursued by Law 19,925, particularly the strengthening and modernization of airport facilities and infrastructure, through the incorporation of technology and the improvement of safety conditions and operational efficiency, in accordance with the minimum requirements set forth in Article 3 of said Law and the certification standards required by Article 4 thereof pursuant to the applicable regulations (LAR 139).

X) Based on the foregoing and on the provisions of the second paragraph of Article 2 of Law 19,925, by Resolution of the Executive Branch No. 218/021, dated November 5, 2021 (hereinafter, the “Resolution”), this Amendment to the Comprehensive Management Agreement was approved, establishing as consideration an investment of USD 67,000,000 in the airports of the SINAI (except for AIC and SULS).

XI) On October 6, 2021, the Concessionaire obtained the consents and amendments required under the publicly offered negotiable obligations issued by the Concessionaire in 2007, in order to consent to this Amendment. On October 22, 2021, an affiliate of the Concessionaire obtained the consents required under its bond due in 2032 necessary to consent to this Amendment.

XII) References made in this Amendment to the terms “Comprehensive Management Agreement” and to the sections of its “Comprehensive Management Regime” shall also include the Decrees and Resolutions that have amended their text.

SECOND: Purpose

2.1. The parties hereby agree to extend the purpose of the Comprehensive Management Agreement, whereby the Concessionaire assumes the obligation to carry out the comprehensive management of the AIC as well as of the Interior Airports (as defined below), which shall be performed in the manner provided for in the Comprehensive Management Agreement and with the same scope as the AIC, except for the exceptions or amendments indicated in the applicable legislation, this Amendment, or the nature of the services to be provided at the Interior Airports. The airport operator of the Interior Airports shall be the same airport operator as the AIC.

2.2. By virtue of the foregoing, the purpose of the Comprehensive Management Agreement is extended to include the administration, exploitation, operation, construction and maintenance of the Carrasco International Airport “Brig. Gral. Cesáreo L. Berisso”, as such activities are regulated in the Comprehensive Management Agreement and this Amendment, as well as the construction, conservation, exploitation, administration, operation and maintenance, jointly, of the following airports located in national territory, with respect to airport and non-airport activities, including all commercial activities (including the duty-free shops and tax free shops regime, subject to compliance with applicable regulations) and service activities that complement airport activities, provided that they do not affect airport security and operational safety, which shall commence at each airport in accordance with the terms and conditions provided for in this Amendment, the Investment Programs (as defined below) and their respective annexes:

•	Rivera International Airport “Pte. Gral. (PAM) Oscar D. Gestido” (SURV);
•	Salto International Airport “Nueva Hespérides” (SUSO);
•	Carmelo International Airport “Balneario Zagarzazú” (SUCM);

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•	Durazno International Airport “Santa Bernardina” (SUDU);
•	Melo International Airport (SUMO); and
•	Paysandú International Airport “Brig. Gral. (Av.) Tydeo Larre Borges” (SUPU),

(hereinafter, jointly, the “Interior Airports”).

2.3. Pursuant to Law 19,925, the Interior Airports must comply, at a minimum, with the requirements for the operation of aircraft included in Categories AD 2B and AD 38 (Annex 14 – Aerodromes) of the International Civil Aviation Organization (hereinafter, “ICAO”). For such purposes, the reference codes for each of the Interior Airports, taking into consideration the current runway dimensions thereof, shall be as follows: (i) SURV: Code 3C, critical aircraft ATR 42; (ii) SUSO: Code 3C, critical aircraft ATR 42; (iii) SUCM: Code 2B, critical aircraft Beechcraft 1900, visual approach; (iv) SUDU: Code 4C, critical aircraft B 737; (v) SUMO: Code 2B, critical aircraft Beechcraft 1900; and (vi) SUPU: Code 2B, critical aircraft Beechcraft 1900, visual approach (hereinafter, the “Codes”). Such Codes may be modified during the term of the concession, provided that there are significant changes in aircraft operations or State interests in modifying the development of the Interior Airports.

2.4. As from the Commencement of Operations (as such term is defined below) and without prejudice to closure requests and other provisions of Clause Sixteenth, the operation and maintenance services that are the responsibility of the Concessionaire at the Interior Airports shall be provided 365 days a year, 24 hours a day, at the request of the authorities if demand so requires. Likewise, once the works and investments provided for in the Investment Programs of each Interior Airport have been executed, such services shall be provided in accordance with the certification standards required by the applicable regulations, especially the methods and recommended practices of ICAO incorporated into domestic law. For such purposes, the certification standards shall be those established in the applicable LAR 139 regulations and any amendments thereto (hereinafter, the “Certification”). At the request of the aeronautical authority, once the works and investments provided for in the Investment Programs of each Interior Airport have been executed, the Concessionaire shall obtain the Certification of the corresponding aerodrome, taking into consideration that the Investment Amount (as defined below) provided for in this Amendment shall not be exceeded by the Concessionaire.

2.5. As from the Taking of Possession (as such term is defined below), the Concessionaire shall perform the maintenance of the Interior Airports using the equipment existing as of such date at each of them. Once the works provided for in the Investment Programs have been completed, the Concessionaire shall perform the maintenance of the Interior Airports in accordance with Latin American Aeronautical Regulation “LAR 153,” except for the facilities of the military base and its annexed buildings, military platforms, hangars and fuel plant at SUDU, the construction, conservation, exploitation, administration, operation and maintenance of which, throughout the entire term of the Comprehensive Management Agreement and this Amendment, shall remain under the responsibility of the Uruguayan Air Force, without prejudice to the maintenance of the control tower facilities at SUDU, which shall not include the maintenance of radio communications equipment, recorders, switching and electronic equipment.

2.6. As from the Taking of Possession, the Concessionaire shall comply with the maintenance tasks necessary for the normal operation of such aerodromes, such as cleaning, fumigation, building maintenance, green areas, contracting mobile emergency coverage services, and maintenance of fuel parks, in accordance with applicable labor regulations. As from the date of Taking of Possession, all costs and expenses for the supply of electric power, telephony and running water shall be borne by the Concessionaire, and, in the case of SUDU, the costs and expenses referred to above in connection with the visual lighting aids system, passenger terminal,

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National Air Police detachment and lighting of the platform of the new passenger terminal shall also be borne by the Concessionaire.

2.7. The security measures to be implemented at the Interior Airports shall be appropriate considering the risk level and the environment of each facility, as determined by National AVSEC through DINACIA in accordance with applicable regulations, within the scope of the investment undertaken by the Concessionaire in Clause Eleventh of this Amendment, and the installation and maintenance of the computer system known as the “Integrated Airport Security and Control System (SISCA)” shall not be required at the Interior Airports. Airport security shall be the responsibility of the National Air Police, and the Concessionaire shall be limited to providing the infrastructure to be detailed in the Investment Programs, always taking into consideration that the Investment Amount shall not be exceeded by the Concessionaire.

THIRD: Extension of Term

The term of the Comprehensive Management Agreement shall be fully extended until November 20, 2053, and such term shall also be applicable to Interior Airports.

FOURTH: Guarantees

4.1. The Concessionaire shall provide a performance bond in the amount of USD 7,608,000 (seven million six hundred eight thousand United States dollars), which shall expressly establish that it guarantees the obligations of the Concessionaire vis-à-vis the MDN in relation to the AIC and the Interior Airports, and which shall remain in force and valid until the total extinction of each and every obligation of the Concessionaire under the Comprehensive Management Agreement and this Amendment. For such purposes, the Concessionaire may opt to provide such guarantee through one or more bank guarantees, surety insurance policies and/or cash, within a period not to exceed ninety (90) days as from the execution of this Amendment, failing which the provisions of Section 5.1.1, subsection 13, of the “Comprehensive Management Regime” of the Comprehensive Management Agreement shall apply. Once such guarantee has been received, the MDN or DINACIA shall return to the Concessionaire the performance bond that had been previously provided under the Comprehensive Management Agreement.

4.2. The Concessionaire shall provide an investment completion guarantee for each group of works established in the Investment Programs for each of the annual periods provided for in the Investment Schedule, in order to guarantee its obligations to carry out works at the Interior Airports. Each guarantee shall be delivered within a period not exceeding thirty (30) days prior to the start date established for the first work of each group, and for an amount equivalent to five percent (5%) of the estimated investment amount of each group. The return of such guarantees shall be made for each of them as follows:

(i) The Concessionaire and the MDN or DINACIA shall execute a commencement of works record for each group of works in question.

(ii) Each time the construction of a group of works is completed, in accordance with the technical memoranda included in the Investment Programs and the applicable quality controls according to the type of work involved, a provisional acceptance record without observations shall be executed by the Control Unit and the Concessionaire for the relevant group of works, which shall be a prerequisite for placing such works into service. On such occasion, sixty percent (60%) of the guarantee corresponding to the relevant group of works shall be returned.

(iii) After one year has elapsed since the execution of the provisional acceptance record relating to the group of works scheduled for the year 2024, in accordance with the Investment Schedule,

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a final acceptance record shall be executed, subject to a prior technical evaluation by the Control Unit and the Concessionaire. On such occasion, and if there are no observations, the remaining forty percent (40%) of the previously provided guarantees shall be returned.

(iv) With respect to the group of works to be performed during the year 2028, the procedure set forth in items (i) to (iii) above shall apply, with sixty percent (60%) of the guarantee amount being returned upon provisional acceptance of the works without observations, and the remaining forty percent (40%) being returned after two years have elapsed from such date, subject to a prior technical evaluation by the Control Unit and the Concessionaire.

(v) Each time the amount of the relevant guarantee is reduced, or in the case of the return of the last guarantee pursuant to item (iv) above, the MDN or DINACIA shall return to the Concessionaire, within ten (10) business days as from execution of the record, the corresponding amount if the guarantee was provided in cash, or the bank guarantee or surety insurance policy document, as applicable. Upon reduction of the guaranteed amount, the Concessionaire shall provide new guarantees for the remaining balance.

4.3. In the event that the guarantees referred to above are provided through bank guarantees or surety insurance policies, such guarantees shall include, to the extent applicable, similar terms and conditions to those attached hereto as Annex A.

4.4. Without prejudice to the provisions of this Clause, the powers of the Control Unit set forth in Annex G of the Comprehensive Management Agreement shall remain fully in force.

FIFTH: Insurance

The civil liability insurance contracted by the Concessionaire under the Comprehensive Management Agreement shall be amended upon the Taking of Possession of each of the Interior Airports, within a period not exceeding ninety (90) days as from each Taking of Possession, in order to expressly establish that it shall also cover any damage, loss or injury that may occur to persons or property as a result of the execution of this Amendment, in the name of the Concessionaire and the MDN, so as to cover risks until the expiration of the term established in Clause Third. It is hereby stated that the aforementioned insurance shall not include the facilities of the military base and its annexed buildings, military platforms, hangars and fuel plant at SUDU.

SIXTH: Prices

The prices established in the Comprehensive Management Agreement and its Annex F shall apply under the same terms and conditions to the Interior Airports, except as provided in Articles 6 and 7 of Law 19,925 with respect to aircraft of Uruguayan nationality in relation to the activities necessary to carry out and complete landing, parking or stay and takeoff at the Interior Airports. Prices shall begin to be charged by the Concessionaire as from the Taking of Possession of each of the Interior Airports.

SEVENTH: Concession Fee

The concession fee shall continue to be that established in Section 4.7 of the “Comprehensive Management Regime” of the Comprehensive Management Agreement and shall apply to the Interior Airports as from the Taking of Possession of each of the Interior Airports.

EIGHTH: Force Majeure and/or Causes Beyond the Concessionaire Affecting the Investment Schedule and/or the Investment Programs

8.1. For the purposes of this Amendment and the Comprehensive Management Agreement, any irresistible external cause shall be considered a fortuitous event or force majeure, including but

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not limited to the following events: nationwide or sector-wide strikes, at national or departmental level; pandemics; disasters or natural phenomena, including without limitation earthquakes, tsunamis or floods; acts of terrorism; serious accidents; acts of authorities, including delays not directly or indirectly attributable to the Concessionaire in obtaining the Prior Environmental Authorization, the granting of permits, authorizations and approvals, as applicable, or the processing of other administrative or judicial proceedings; or changes in laws, regulations and/or rules, by way of example and without limitation, cases such as border closures, exceptional restrictions on air navigation, extraordinary limitations on permitted traffic volumes, among others; as well as any occurrence, fact, act or circumstance that is irresistible, could not have been foreseen, or, if foreseeable, could not have been avoided (hereinafter, a “Force Majeure Event”).

None of the Parties shall be deemed to be in breach of its obligations relating to the execution of the Investment Schedule and/or the Investment Programs when such breach is caused by a Force Majeure Event. In such case, the affected party (the “Affected Party”) shall notify the occurrence of a Force Majeure Event to the other party, detailing the impact on the normal performance of the obligations relating to the execution of the Investment Schedule and/or the Investment Programs, and shall have a period equal to the time elapsed due to the Force Majeure Event, up to a maximum of ninety (90) consecutive days as from the occurrence of such Force Majeure Event, to remedy the situation (the “Cure Period”).

If, after the Cure Period has elapsed, the Force Majeure Event persists or it is not possible to remedy the situation, the parties shall, during a period of sixty (60) consecutive days following the expiration of the Cure Period, negotiate in good faith the amendments to the affected Investment Schedule and/or Investment Program, which may include extending the applicable deadlines, substituting the affected work(s) or investment(s) with substitute work(s), or another mutually agreed solution, provided that such amendment complies with the provisions of Clause Second of this Amendment and Law 19,925, and always taking into consideration the Investment Amount. If no agreement is reached within such period, neither party shall be entitled to rescind or terminate the concession, and the Comprehensive Management Agreement and this Amendment shall remain valid and in force in all their terms, and the Parties may resort to technical arbitration for the purpose of resolving the remediation of the affected Investment Program and the Investment Schedule, as applicable, in accordance with Section 4.15 of the “Comprehensive Management Regime” of the Comprehensive Management Agreement.

8.2. In the event that there are delays in the execution of the Investment Programs and/or the Investment Schedule caused by delays in expropriations or the completion of urgent possession procedures that may be necessary in accordance with the provisions of Clause Thirteenth, the mechanism set forth in this Clause Eighth shall apply.

NINTH: Buyback by the MDN

The MDN, with the approval of the Executive Branch, may proceed: (i) with the buyback of the management of the AIC and the Interior Airports, which must necessarily be carried out jointly (“Total Buyback”), or (ii) with the buyback of the management of one or more of the Interior Airports (“Partial Buyback”). In any of the foregoing cases, the buyback shall proceed when there are duly justified public interest reasons that render it necessary or convenient, and, in the case of Total Buyback, subject to fair compensation to the Concessionaire, in accordance with the provisions set forth below.

9.1. In the event of a Total Buyback, the following shall be reimbursed to the Concessionaire: (i) the value of all investments in construction, works and/or repair of real property carried out at the AIC in accordance with the relevant investment programs approved by the MDN, net of accumulated depreciation as of the end of the fiscal year in which the buyback occurs. For such purposes, in the case of construction, works and/or repairs, the useful life considered shall be the period from completion thereof until the expiration of the concession term;

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(ii) a proportional part of the amount paid at the auction of the shares for the first twenty (20) years of the concession, calculated in accordance with the following formula:

K × [1 − (1 / (1 + i))ⁿ] = I

where:

I = amount to be reimbursed

n = years of the Comprehensive Management Agreement elapsed at the time of the buyback, with 20 being the maximum number

i = LIBOR rate plus fifty (50) basis points

K = P × i / [1 − (1 / (1 + i))²⁰]

where:

P = total price paid for the shares of the corporation

i = LIBOR rate plus fifty (50) basis points

(iii) a proportional part of the cash amount paid by the Concessionaire as consideration for the extension of the concession term by ten (10) years starting in 2023, calculated in accordance with the following formula:

K × [1 − (1 / (1 + i))ⁿ] = I

where:

I = amount to be reimbursed

n = years of the Comprehensive Management Agreement and this Amendment elapsed at the time of the buyback, counted as from the ten (10)-year extension of the concession term

i = LIBOR rate plus fifty (50) basis points

K = P × i / [1 − (1 / (1 + i))¹⁰]

where:

P = cash price paid as consideration for the ten (10)-year extension

i = LIBOR rate plus fifty (50) basis points

(iv) the value of all investments made at the Interior Airports in accordance with the Investment Programs up to the end of the month in which the buyback occurs, which shall be duly identified in the Financial Statements or supported by a report issued by an independent professional, updated pursuant to the formula established in Section 4.13 of the “Comprehensive Management Regime” of the Comprehensive Management Agreement, as amended, defining α with a value of zero and β with a value of one. With respect to item (iv), as from the fiscal year beginning January 1, 2034, accumulated depreciation as of the end of the fiscal year in which the buyback occurs shall be deducted from the updated value. For such purposes, the useful life shall be the period between fiscal year 2034 and the expiration of the concession in 2053, applying the straight-line depreciation method;

(v) the accumulated value of expenses incurred for any purpose (net of operating income of the Interior Airports), directly used to maintain, operate and preserve the Interior Airports from the execution of this Amendment through December 31, 2033 inclusive, duly identified in the Concessionaire’s Financial Statements or supported by a report issued by an independent professional, updated as of the end of the fiscal year in which the buyback occurs pursuant to the formula set forth in Section 4.13 of the “Comprehensive Management Regime” of the Comprehensive Management Agreement, as amended, defining α with a value of one and β with a value of zero. As from the fiscal year beginning January 1, 2034, the value referred to in the preceding paragraph corresponding to expenses incurred through December 31, 2033 shall be reduced by an accumulated annual rate of five percent (5%) until the end of the fiscal year in which the buyback occurs. It is agreed that only in the event of a Total Buyback occurring as from

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the fiscal year beginning January 1, 2034, there shall be no compensations or reimbursements between the parties nor any payments with respect to expenses incurred (net of operating income of the Interior Airports) directly used to maintain, operate and preserve the Interior Airports as from the fiscal year beginning January 1, 2034.

9.2. In the event of a Partial Buyback, it is agreed that there shall be no compensations or reimbursements between the parties nor any payments of any nature whatsoever, unless the AIC is subsequently bought back and, therefore, Interior Airports must necessarily be bought back, in which case the provisions of Clause 9.1 shall apply. If, at the time of a Partial Buyback, there are investments provided for in the Investment Programs pending execution with respect to the Interior Airport(s) subject to such Partial Buyback, works of equivalent value shall be carried out at one or more of the remaining airports under the Concessionaire’s management, subject to the prior approval of the Executive Branch and always taking into consideration that the Investment Amount shall not be exceeded.

9.3. In the event of a Total Buyback, the performance bond shall also be returned to the Concessionaire.

9.4. In the event of a Total Buyback, the contracts entered into by the Concessionaire that are necessary for the comprehensive management of the AIC and the Interior Airports shall be transferred to the MDN at no cost thereto, and in the event of a Partial Buyback, only those contracts entered into by the Concessionaire that are necessary for the comprehensive management of the relevant Interior Airport shall be transferred.

9.5. For purposes of this Clause, “LIBOR” means the London Interbank Offered Rate offered in the London Interbank Market for deposits in United States dollars, published by Intercontinental Exchange Benchmark Administration Ltd. and disclosed on the Bloomberg terminal screen, page BBAM1, or any successor page, at 11:00 a.m. (London time) on the date of determination. In the event of a permanent cessation of LIBOR for a given LIBOR tenor (for example, one-month LIBOR or one-year LIBOR), but LIBOR continues to exist for other tenors, LIBOR for the desired calculation period shall be determined by linear interpolation between (i) the LIBOR rate for the longer tenor that continues to exist and is shorter than the desired calculation period, and (ii) the LIBOR rate for the shorter tenor that continues to exist and exceeds the desired calculation period. If interpolation is not possible or there is a permanent cessation of LIBOR for all tenors, the parties shall select a replacement rate (which may be SOFR or SOFR plus a margin plus fifty (50) basis points), adjusted with an additional margin if necessary to reflect the difference in yield or risk between LIBOR and the replacement rate (the “Margin”), plus fifty (50) basis points. The selected replacement rate shall be the variable rate prevailing in credit markets at the time as the successor to LIBOR. If such replacement rate is below zero, it shall be deemed to be zero (without prejudice to adding the Margin, if applicable, plus fifty (50) basis points in all cases). If no clear prevailing rate exists, the parties shall mutually agree on a rate or apply an index customarily used by banks in Montevideo, Uruguay, as a replacement for LIBOR, plus the applicable Margin, plus fifty (50) basis points.

9.6. Consequently, the parties agree to render Section 5.1.3 of the “Comprehensive Management Regime” of the Comprehensive Management Agreement null and void.

TENTH: Environmental Authorizations

If it becomes necessary for the Concessionaire to obtain a Prior Environmental Authorization for the execution of certain works provided for in the Investment Programs, the reasonable costs of processing such authorization shall be charged to the Investment Amount, and the MDN shall provide its cooperation in obtaining such authorization. It is hereby stated that, depending on the investment contemplated in the Investment Programs, a Prior Environmental Authorization may not be required for works to be carried out at the Interior Airports pursuant to Article 2 of Chapter

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I of the Environmental Impact Assessment and Environmental Authorizations Regulations approved by Decree No. 349/005, dated September 21, 2005.

ELEVENTH: Consideration

Pursuant to the provisions of the second paragraph of Article 2 of Law 19,925, as consideration for this Amendment, the Concessionaire undertakes, by itself or through its shareholders, controlling entity, related, affiliated or associated companies, to make an investment in the amount of USD 67,000,000 (sixty-seven million United States dollars) (hereinafter, the “Investment Amount”) in the Interior Airports, which shall be allocated to the works and improvements that the parties deem necessary to comply with the Certification standards of each Interior Airport in accordance with the minimum requirements established by Article 3 of Law 19,925 and the respective Codes, the investment schedule set forth in Annex B (hereinafter, the “Investment Schedule”) and the Investment Programs.

TWELFTH: Investment Programs

12.1. The parties shall mutually agree, within a period of sixty (60) consecutive days as from the execution of this Amendment, on the investment programs for each of the Interior Airports, including the detail, schedule and technical memoranda of the works and improvements that the parties deem necessary to comply with the Certification standards of each Interior Airport in accordance with the minimum requirements established by Article 3 of Law 19,925 and the respective Codes, based on the Investment Schedule and the cap of the Investment Amount (hereinafter, jointly, the “Investment Programs,” and individually, each an “Investment Program”).

Such Investment Programs shall detail annual groups of works and their corresponding investment guarantees for purposes of Clause Fourth. Consequently, the parties agree that the “Master Plan,” “Annex A – Technical Bases,” and any other annex, document, Communication, Inquiries, Responses, and clauses of the Comprehensive Management Agreement and its “Comprehensive Management Regime” referring to investments or works and their respective commissioning, operation and maintenance at the AIC shall not apply to the Interior Airports.

12.2. In the event that no agreement is reached within such period, this shall not prevent partial agreements from being reached with respect to one or more of the Interior Airports, and the lack of agreement shall not entitle the parties to rescind or terminate the concession, the Comprehensive Management Agreement and this Amendment remaining valid and in force in all their terms, and an additional period of thirty (30) consecutive days being opened to reach an agreement. If no agreement is reached within such additional period, the provisions determined by the MDN shall apply, which shall act in good faith, in accordance with the following guidelines: determining the investments and works necessary to comply with the Certification standards of each Interior Airport in accordance with the minimum requirements established by Article 3 of Law 19,925 and the respective Codes (which include, among others, investments in runway, taxiway and apron pavement, visual lighting aids, apron lighting, refurbishment of passenger terminals, equipment for control by the National Air Police and perimeter fencing, firefighting and rescue equipment), based on the Investment Schedule, all in accordance with Clause Second of this

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Amendment and Law 19,925, always taking into consideration that the Investment Amount shall not be exceeded by the Concessionaire.

12.3. Without prejudice to the foregoing, if once the Investment Programs have been determined, the investments provided for to comply with the Certification standards of the Interior Airports in accordance with the minimum requirements established by Article 3 of Law 19,925 and the respective Codes result, in their entirety, in an amount lower than the Investment Amount, the MDN shall be entitled to request the Concessionaire to amend the Investment Programs to include additional investments, provided that the amendments proposed by the MDN do not modify the investments and works already determined in the Investment Programs that are necessary to comply with the Certification standards and comply with Clause Second of this Amendment and Law 19,925, subject to the cap of the Investment Amount.

12.4. For purposes of evidencing the amount of investments made, the Concessionaire shall submit to the Control Unit a report issued by itself or by an independent professional regarding the groups of works of each Investment Program at the time of executing the provisional acceptance record and, if applicable, at the time of executing the final acceptance record, in accordance with Clause Fourth.

THIRTEENTH: Taking of Possession

13.1. The Concessionaire shall implement the Investment Programs at each Interior Airport, and therefore apply the amounts provided for in the Investment Schedule, as from the respective taking of possession, as defined herein, except in the case of the Initial SUDU Investment, which shall commence in accordance with Clause Fourteenth. The day and time for the taking of possession of each Interior Airport shall be determined by the Control Unit by mutual agreement with the Concessionaire, taking into consideration the following conditions, which must be cumulatively met:

13.1.1. The taking of possession of each Interior Airport shall be carried out on a staggered basis according to the order set forth in the Investment Programs and may not take place unless a period of thirty (30) consecutive days has elapsed between the taking of possession of each of them.

13.1.2. The taking of possession of each Interior Airport may not exceed thirty (30) consecutive days from the time the following conditions have been previously and cumulatively met: (i) the delimitation of the exploitation and maintenance area of the relevant Interior Airport where the corresponding Investment Program must be implemented, which may be partial in the event that the initiation of expropriation procedures or urgent possession processes by the State at its cost is required, it being understood that once such procedures are completed, the exploitation and maintenance area may be expanded, as applicable (hereinafter, the area delimited for each Interior Airport, the “Area”); (ii) the determination of the Investment Programs, or the Investment Program corresponding to the relevant Interior Airport; (iii) the obtaining of the Prior Environmental Authorization that may be required in relation to the relevant Interior Airport, if necessary, to carry out all the investments and works provided for therein. In the event that the Prior Environmental Authorization is required only for certain investment(s) or work(s), the processing thereof shall not prevent the taking of possession, it being understood that the commencement of the period

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provided for to carry out such works shall be subject to obtaining the corresponding Prior Environmental Authorization; and (iv) solely in the case of SUDU, it is agreed that the taking of possession shall not occur prior to January 1, 2025 and in accordance with the conditions set forth in Clause Fourteenth (hereinafter, the “Taking of Possession”).

13.2. The MDN shall deliver the Interior Airports to the Concessionaire through records to be executed by a duly authorized representative of the Concessionaire and a duly authorized representative of the MDN. The records for each Interior Airport shall form part of this Amendment and shall establish the moment as from which the Concessionaire takes possession of the relevant Interior Airport. The MDN shall deliver to the Concessionaire the corresponding concession Area for each Interior Airport on the date of Taking of Possession, in the condition in which it is found, free of occupants under any title, subject to a prior inventory thereof, except for the facilities of the military base and its annexed buildings, military platforms, hangars and fuel plant at SUDU, the construction, conservation, exploitation, administration, operation and maintenance of which, throughout the entire term of the Comprehensive Management Agreement and this Amendment, shall be borne by the Uruguayan Air Force. The inventories of each Interior Airport shall form part of this Amendment. Existing contracts with third parties shall be terminated by the MDN prior to the Taking of Possession of each Interior Airport. A separate Taking of Possession shall be carried out for each Interior Airport as the requirements set forth in this Clause Thirteenth are fulfilled.

FOURTEENTH: SUDU

14.1. The Concessionaire shall implement the SUDU Investment Program as follows:

(a) the investments and works contemplated by the parties for the years 2022 and 2023 (purchase and installation of ILS and RADAR pursuant to Clause 14.3) and mid-2024 (Passenger Terminal, Apron, Apron Lighting and road access), in both cases without a Taking of Possession having occurred, shall be carried out once the following conditions have been previously and cumulatively met: (i) delimitation of the SUDU Area; (ii) determination of the SUDU Investment Program; and (iii) obtaining the Prior Environmental Authorization, if applicable (hereinafter, the “Initial SUDU Investment”); and

(b) the investments and works contemplated for the year 2028 shall be carried out once the Taking of Possession has occurred (hereinafter, the “Subsequent SUDU Investment”).

14.2. Until the Taking of Possession, the comprehensive management of SUDU shall remain under the responsibility of the Uruguayan Air Force, which shall allow access to the Concessionaire, its personnel and subcontractors to implement the Initial SUDU Investment and shall cooperate so that the Concessionaire, its personnel and subcontractors may comply therewith, provided that this does not hinder the activities of the Uruguayan Air Force at such facilities. Any breach of these obligations by the Uruguayan Air Force shall be considered a Force Majeure Event within the meaning of Clause Eighth.

14.3. The SUDU Investment Program shall contemplate the purchase and installation by the Concessionaire of a new CAT I ILS and a new RADAR, under the terms and conditions to be determined therein. The aeronautical authority shall be responsible for the maintenance, conservation and operation of such ILS and RADAR, and the Concessionaire shall pay, for the account and order of the aeronautical authority, the maintenance costs after the expiration of their warranties, in accordance with the manufacturer’s maintenance programs, as determined in the SUDU Investment Program.

(ENGLISH TRANSLATION – For informational purposes only)

14.4. DINACIA shall be responsible for carrying out inspection flights of Visual Lighting Aids, ILS and RADAR, and, in the case of Visual Lighting Aids, shall inform the Concessionaire of the results of each inspection flight.

FIFTEENTH: Free Port and Customs Primary Zone

15.1. The area of each airport property (customs primary zone) shall be determined within a period of sixty (60) consecutive days as from the execution of this Amendment.

15.2. If such area is not determined within the aforementioned period with respect to one or more Interior Airports, the deadlines and schedules set forth in the corresponding Investment Programs for the execution of works requiring imports shall be suspended until such area is determined.

15.3. The Concessionaire may request from the Executive Branch the delimitation of free port areas in accordance with applicable regulations.

SIXTEENTH: Commencement of Operations and Closure

16.1. The parties agree that, with respect to SURV, SUSO, SUMO and SUDU, as from the date of the Taking of Possession of each of them, DINACIA shall continue with the administration and operation of such airports until the Concessionaire is in a position to assume such tasks, for a maximum period of up to thirty (30) consecutive days (hereinafter, compliance with such periods for SURV, SUSO, SUMO and SUDU shall be referred to as the “Commencement of Operations”), making available the existing personnel and equipment at each of such airports, and cooperating with the Concessionaire in the operational transition thereof as provided herein.

16.2. With respect to SUCM and SUPU, the parties agree that the Commencement of Operations shall not occur until completion of the execution of the works provided for in the respective Investment Programs, to the extent that such works affect operational safety.

16.3. With respect to SURV, SUSO and SUMO, the parties agree that the Concessionaire may request from the aeronautical authority the closure thereof for the period required for the execution of the works provided for in the respective Investment Programs (by way of example, but not limited to, repaving, lighting, visual lighting aids, among others), which in no event may exceed one hundred eighty (180) days as from commencement of the relevant works.

16.4. In the case of SUDU, the parties agree that the Concessionaire may, if applicable, request from DINACIA, with adequate prior notice, the partial closure thereof for the period required for the execution of the works provided for in the respective Investment Programs (by way of example, but not limited to, visual lighting aids, among others), which in no event may exceed one hundred fifty (150) days as from commencement of each relevant work, with one runway remaining active during such period.

SEVENTEENTH: Bylaws – No Amendment

The Concessionaire shall amend its corporate purpose in accordance with the text attached hereto as Annex C, so as to reflect the provisions of this Amendment. This Amendment is integrated with the Resolution, the annexes hereto, the Investment Programs, the records and inventories referred to in Clause Thirteenth. The parties state, acknowledge and agree that, in all matters not amended by this Amendment, all provisions of the Comprehensive Management Agreement shall remain valid and in force with respect to the AIC as well as the Interior Airports, except as provided in applicable legislation or where incompatible with the nature of the services to be provided at the Interior Airports.

In witness whereof, two counterparts of the same tenor are executed at the place and on the date indicated above.

(ENGLISH TRANSLATION – For informational purposes only)

For the State – Executive Branch:

/s/ JAVIER GARCIA
Minister of National Defense

For Puerta del Sur S.A.:

/s/ DIEGO ARROSA	/s/ MARTÍN RADESCA
Authorized signatory	Authorized signatory

(ENGLISH TRANSLATION – For informational purposes only)

ANNEX A

TEXT TO WHICH THE INVESTMENT COMPLETION GUARANTEES SHALL CONFORM

IRREVOCABLE GUARANTEE

Guarantee No.:
Date:

Beneficiary: Ministry of National Defense
Address: 8 de Octubre 2628, Montevideo

We hereby constitute ourselves as joint and several guarantors, unconditional and primary obligors, waiving the benefits of excussion and division, of Puerta del Sur S.A. for the amount of USD [•] ([•]), as an investment completion guarantee corresponding to [name of the group of works assigned in the relevant Investment Program or inclusion of an annex listing the works identified as Annex I hereto], pursuant to Resolution of the Executive Branch No. [•], dated [•].

This guarantee shall remain in force and valid until the total extinction of each and every obligation of Puerta del Sur S.A. vis-à-vis the Ministry of National Defense with respect to the execution of the investments corresponding to [name of the group of works], up to and including [•], on which date any right to claim thereunder shall expire unless this guarantee is extended as provided herein.

[•] undertakes to pay to the Ministry of National Defense the guaranteed amount without the need for any judicial proceeding, a demand by collated telegram with copy and return receipt, notarial act or any other authentic means being sufficient. Such payment shall be made at the National Directorate of Civil Aviation and Aeronautical Infrastructure, located at Avenida Wilson Ferreira Aldunate (formerly Camino Carrasco) 5519.

This guarantee shall be automatically renewed for annual periods as from the expiration date indicated above or any future expiration date, unless notice of non-renewal is given by collated telegram with copy and return receipt, notarial act or any other authentic means, sent to the following address: Ministry of National Defense, 8 de Octubre 2628, with at least sixty (60) days’ prior notice to the expiration date.

For all purposes arising from this document, domicile is established in Montevideo, [street], Montevideo, Uruguay.

I request the Notary Public to act.

TEXT TO WHICH THE PERFORMANCE BOND SHALL CONFORM

IRREVOCABLE GUARANTEE

Guarantee No.:
Date:
Beneficiary: Ministry of National Defense
Address: 8 de Octubre 2628, Montevideo

We hereby constitute ourselves as joint and several guarantors, unconditional and primary obligors, waiving the benefits of excussion and division, of Puerta del Sur S.A. for the amount of USD [•] ([•]), as a performance bond for the Comprehensive Management Agreement of the Carrasco International Airport “Gral. Cesáreo L. Berisso” (SUMU), Rivera International Airport “Pte. Gral. (PAM) Oscar D. Gestido” (SURV), Salto International Airport “Nueva Hespérides” (SUSO), Carmelo International Airport “Balneario Zagarzazú” (SUCM), Durazno International Airport “Santa Bernardina” (SUDU), Melo International Airport (SUMO) and Paysandú

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International Airport “Brig. Gral. (Av.) Tydeo Larre Borges” (SUPU), pursuant to Resolution of the Executive Branch No. [•], dated [•].

This guarantee shall remain in force and valid until the total extinction of each and every obligation of Puerta del Sur S.A. vis-à-vis the Ministry of National Defense in relation to the Comprehensive Management Agreement of the aforementioned airports, up to and including [•], on which date any right to claim thereunder shall expire unless this guarantee is extended as provided herein.

[•] undertakes to pay to the Ministry of National Defense the guaranteed amount without the need for any judicial proceeding, a demand by collated telegram with copy and return receipt, notarial act or any other authentic means being sufficient. Such payment shall be made at the National Directorate of Civil Aviation and Aeronautical Infrastructure, located at Avenida Wilson Ferreira Aldunate (formerly Camino Carrasco) 5519.

This guarantee shall be automatically renewed for annual periods as from the expiration date indicated above or any future expiration date, unless notice of non-renewal is given by collated telegram with copy and return receipt, notarial act or any other authentic means, sent to the following address: Ministry of National Defense, 8 de Octubre, 2628, with at least sixty (60) days’ prior notice to the expiration date, stating our election not to renew this guarantee.

For all purposes arising from this document, domicile is established in Montevideo, [street], Montevideo, Uruguay.
I request the Notary Public to act.

(ENGLISH TRANSLATION – For informational purposes only)

ANNEX B

The Investment Amount shall be applied by the Concessionaire to implement the Investment Programs in accordance with the following Investment Schedule:

1.	USD 13,000,000 (thirteen million United States dollars) prior to December 31, 2022.
2.	USD 32,000,000 (thirty-two million United States dollars) during the year 2023 and no later than December 31, 2023.
3.	USD 18,000,000 (eighteen million United States dollars) during the year 2024 and no later than December 31, 2024.
4.	USD 4,000,000 (four million United States dollars) during the year 2028 and no later than December 31, 2028.

(ENGLISH TRANSLATION – For informational purposes only)

ANNEX C

“Its corporate purpose shall be the joint construction, conservation, exploitation, administration, operation and maintenance of the following airports located in national territory:

-	Carrasco International Airport ‘Brig. Gral. Cesáreo L. Berisso’ (SUMU);
-	Rivera International Airport ‘Pte. Gral. (PAM) Oscar D. Gestido’ (SURV);
-	Salto International Airport ‘Nueva Hespérides’ (SUSO);
-	Carmelo International Airport ‘Balneario Zagarzazú’ (SUCM);
-	Durazno International Airport ‘Santa Bernardina’ (SUDU);
-	Melo International Airport (SUMO); and
-	Paysandú International Airport ‘Brig. Gral. (Av.) Tydeo Larre Borges’ (SUPU).”